Exhibit 99.1

NaaS Technology Inc. to Acquire Charge Amps

Beijing, August 22, 2023 – NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announced that it has entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Charge Amps AB (“Charge Amps”) . The consideration for the acquisition, which values Charge Amps at an equity value of approximately SEK 724 million (US$66.4 million), will be a combination of cash and newly issued Class A ordinary shares of the Company.

Charge Amps is a prominent integrated EV charging solutions provider headquartered in Sweden, boasting over a decade of pioneering experience with a strong focus on sustainability. It offers a full suite of EV charging hardware and charge point management systems, covering diverse AC use cases at work, home and destination while enabling swift integration to charge point operators and value-added energy management features for end-users. As a dedicated EV charging platform, Charge Amps holds a well-established international presence, driving cleaner transport solutions worldwide.

“We are very pleased to welcome the Charge Amps brand and team into the NaaS platform, marking an important milestone as we continue to expand into the international market,” Alex Wu, Co-founder, President and CFO of NaaS, stated. “We are very optimistic about the prospects of EV penetration in Europe and the overall charging service capacity. We are confident that we can work with the Charge Amps team to further strengthen its leading position in the EV charging space. We have also developed an integration plan that will see new products launched through the Charge Amps channels. I firmly believe this acquisition will bring value to our shareholders.”

Olle Tholander, CEO of Charge Amps comments: “There is strong interest from global investors in our market currently, and in Charge Amps specifically. We have been overt about our efforts in recent years to determine the best solution for the Company’s long-term strategy and growth plan. We believe that NaaS has both the expertise and financial strength to support Charge Amps’ growth journey under the same brand in Europe with an expanded product offering and the means to expedite the Company’s expansion plans. With NaaS’ extended product portfolio, Charge Amps will not only be able to bring more competitive and purposeful solutions to users, but also accelerate the transition to an electrified life and open the gateway to a smarter ecosystem.”

The acquisition is subject to customary closing conditions.

Houlihan Lokey acted as financial advisor to NaaS and ABG Sundal Collier acted as financial advisor to Charge Amps in connection with the transaction.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop EV charging solutions to charging stations comprising online EV charging, offline EV charging and innovative and other solutions, supporting every stage of the station lifecycle. As of March 31, 2023, NaaS had connected over 575,000 chargers covering 55,000 charging stations, representing 40% and 49% of China's public charging market share respectively. On June 13, 2022, the American depositary shares of the Company started trading on Nasdaq under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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NaaS Technology Inc.

E-mail: ir@enaas.com

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